June 11, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Attn:	Maryse Mills-Apenteng

Re:	comScore, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Form 10-Q for Quarterly Period Ended March 31, 2009 Filed May 11, 2009 File No. 001-33520
Ladies and Gentlemen:
          On behalf of comScore, Inc. (the “Company”), this letter is to confirm that the Company has received comments from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2009, relating to the Company’s annual report on Form 10-K and the Company’s quarterly report on Form 10-Q (File No. 001-33520) filed with the Commission on March 16, 2009 and May 11, 2009, respectively. The Company is in the process of preparing a response and expects to have the response completed during the week of June 15, 2009.
          Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your courtesy and cooperation in this matter.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc. Kenneth J. Tarpey, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day